November 9, 2009

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Patrick Gilmore, Accounting Branch Chief, Mail Stop 4561 David Edgar, Staff Accountant Kevin Dougherty, Staff Attorney
Matthew Crispino, Staff Attorney

Re:	NetSuite Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009 Form 10-Q for the Quarterly Period Ended June 30, 2009
Filed August 10, 2009
File No. 001-33870

Ladies and Gentlemen:

NetSuite Inc. (“NetSuite” or the “Company”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated October 20, 2009 (the “Comment Letter”). For your convenience, we have repeated the Staff’s comments 1 through 4 below and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

The Company acknowledges that, as described in the responses below, it will address the comments contained in the Comment Letter in our future filings with the Commission, as applicable. The Company has attempted to explain, where applicable, how it intends to comply with the Staff’s comments in such detail sufficient for the Staff to understand the proposed revisions. To the extent practicable, the Company also has included the text of the intended new disclosures.

Securities and Exchange Commission

November 9, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Our Results of Operations, page 30

1.	We have reviewed your response to prior comment 2 and not that your response did not clarify the changes to your billing terms as requested by the Staff. As a result, we reissue part of our previous comment to clarify the changes to your billing terms for new customers and how these changes differ from your existing customers.

Response:

The Company advises the Staff that it does not have standard billing terms for customers. Such billing terms are negotiated on a customer-by-customer and contract-by-contract basis. To clarify the disclosure included on page 44 of our Annual Report on Form 10-K for the year ended December 31, 2008, the weighted average negotiated billing term for new customer contracts decreased during 2008 as compared to 2007, which negatively impacted the Company’s cash flows in 2008 as compared to 2007.

2.	We also note in your response to prior comment 2 that disclosing total contract value may mislead readers because changes in the terms of contracts would have a significant impact on disclosed total contract value and that total contract value does not provide an indication of when revenue from outstanding contracts will be recognized. However, we note in your earnings call on July 31, 2009 your discussion of bookings growth and that you can calculate bookings growth by looking at the change in deferred revenue. Since you disclose that you generally invoice your customers on a monthly, quarterly or annual basis, clarify whether unbilled deferred revenue is included in your deferred revenue balances for each period presented. If your deferred revenue balances do not include unbilled deferred revenue, tell us whether your billing terms impact your deferred revenue balances from period to period. In your response, tell us your accounting policy for billing your customers (e.g. beginning or end of the month, quarter, etc.) and whether you are consistently applying this policy. Additionally, tell us how you considered the requirement to disclose the total dollar amount of backlog orders believed to be firm pursuant to Item 101(c)(viii) of Regulation S-K.

Securities and Exchange Commission

November 9, 2009

Response:

The Company advises the Staff that unbilled deferred revenue is not included in the Company’s deferred revenue balances for each period presented. In addition, contractual billing terms impact the Company’s deferred revenue balances from period to period. For example, if fees are paid on a quarterly basis rather than at the beginning of the contract term, the Company’s deferred revenue balance reflects a corresponding decrease. The timing and frequency of billing is negotiated by each customer. Generally we attempt to bill quarterly or annually in advance; however, many contracts, especially larger ones, are individually negotiated and may have bills linked to specific dates and or milestones that do not follow any consistent pattern.

The Company advises the Staff that it will disclose its backlog amounts consistent with Item 101(c)(viii) of Regulation S-K on an annual basis in its future filings with the Commission on Form 10-K.

In assessing the materiality to investors of total dollar amount of backlog orders believed to be firm in connection with the Company’s past filings, the Company considered the following factors:

•

Materiality and usefulness of the information to investors. The Company believes that backlog is not material to investors’ understanding of the Company’s business. This is because the amount of backlog can change for a number of reasons, including specific timing and duration of large customer agreements, varying billing cycles of non-cancelable subscription agreements, specific timing of customer renewals, foreign currency fluctuations, the timing of when unbilled deferred revenue is recognized as revenue, and changes in customer financial circumstances.

•

Inconsistency in industry practice. The Company notes that issuers in the Company’s industry employ a variety of practices as to whether backlog orders or similar amounts are disclosed and, if disclosed, as to how such amounts are presented. As a result, peer-to-peer comparisons are difficult and potentially misleading.

•

Management does not reference this number internally. The Company does not use backlog in its internal analysis or in the models that support the financial guidance provided to analysts and investors. The Company’s chief operating decision-makers do not use this information in evaluating business trends, nor is this information used in making decisions about performance assessment, budgeting or the resources to finance future operations.

Securities and Exchange Commission

November 9, 2009

Notwithstanding the foregoing, and as noted above, the Company will disclose backlog annually in the Business section of future Forms 10-K. The additional disclosure will be consistent with the following, but updated for any future developments:

“Backlog was approximately $[        ] and $[        ] as of December 31, 2009 and December 31, 2008, respectively. Backlog represents future billings under our non-cancelable subscription agreements that have not been invoiced and, accordingly, are not recorded in deferred revenue. We expect that the amount of backlog may change from year-to-year for several reasons, including the specific timing and duration of large customer subscription agreements, varying billing cycles of non-cancelable subscription agreements, the specific timing of customer renewals, foreign currency fluctuations, the timing of when unbilled deferred revenue is to be recognized as revenue, and changes in customer financial circumstances. For multi-year subscription agreements billed annually, the associated backlog is typically high at the beginning of the contract period, zero just prior to renewal, and increases if the agreement is renewed. Low backlog attributable to a particular subscription agreement is typically associated with an impending renewal and may not be an indicator of the likelihood of renewal or future revenue from such customer. Accordingly, we expect that the amount of aggregate backlog may change from year-to-year depending in part upon the number and dollar amount of subscription agreements at particular stages in their renewal cycle. Such fluctuations are not a reliable indicator of future revenues.”

Certain Relationships and Related Transactions (incorporated by reference to your proxy statement for your 2009 annual meeting)

Other Transactions with our Significant Stockholders, page 59

3.	We note your response to prior comment 8. The $22,000 that you indicate Mr. Goldberg saved in interest expense in 2007 does not appear to have been included in the summary compensation table on page 42 as “other compensation” received by him in 2007. Please advise.

Response:

The Company advises the Staff that, with respect to the loan made to Mr. Goldberg by an entity affiliated with Lawrence J. Ellison, the Company inadvertently omitted the compensatory element of this loan in its disclosure for 2007 in the summary compensation table and footnote 8

Securities and Exchange Commission

November 9, 2009

thereto. The compensatory element of this loan for 2007 was $22,507. The Company correctly reflected the compensatory element of this loan in the summary compensation table and footnote 9 thereto for 2006, which was $4,452. The Company will reflect the omitted compensation for 2007 in all future filings with the Staff in which it is required to include this amount and will also undertake to reflect any other elements of compensation which are required to be disclosed in future filings whether related to compensatory elements of a loan or otherwise.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Note 7. Net Loss Per Common Share, page 9

4.	Clarify whether the holders of unvested restricted stock and restricted stock units have nonforfeitable rights to dividends or dividend equivalents. In this regard, clarify whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to FSP EITF 03-6-1.

Response:

The Company advises the Staff that the Company’s unvested restricted stock and restricted stock units do not contain nonforfeitable rights to dividends or dividend equivalents. As such, unvested shares of restricted stock and restricted stock units are not required to be included in the Company’s computation of earnings per share, in accordance with FSP EITF 03-6-1. The Company advises the Staff that it will disclose that unvested shares of restricted stock and restricted stock units are not included in its computation of earnings per share in its future filings with the Commission on Forms 10-Q and 10-K.

*            *            *

Securities and Exchange Commission

November 9, 2009

We advise the Staff that the Company is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 627-1159. Please also submit further correspondence via facsimile to (650) 288-1574. We respectfully request that the Staff confirm that it has no additional requests or comments when the Staff’s review is complete.

Sincerely,

/s/ Douglas P. Solomon
Douglas P. Solomon
Senior Vice President, General Counsel and Secretary

cc:	James McGeever – Chief Financial Officer Jeffrey D. Saper – Wilson Sonsini Goodrich & Rosati, P.C. Richard A. Kline – Wilson Sonsini Goodrich & Rosati, P.C.